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                                      Filed by New Era of Networks, Inc.
                                      Pursuant to Rule 425 under
                                      the Securities Act of 1933
                                      Subject Company: New Era of Networks, Inc.
                                      Commission File No. 333-57102

  NEW ERA OF NETWORKS ANNOUNCES THE FILING OF AN AMENDMENT TO ITS INFORMATION
       STATEMENT RELATING TO SYBASE'S ACQUISITION OF NEW ERA OF NETWORKS

Denver, Colorado, June 12 - New Era of Networks, Inc. (Nasdaq: NEON) announced today that on June 12, 2001, it has amended its information statement on
Schedule 14C regarding its acquisition by Sybase, Inc. (NYSE: SY) to include updated pro forma financial statements and other related financial information based upon the financial statements of Sybase and New Era of Networks for the three months ended March 31, 2001.

The merger is expected to receive final approval at a New Era of Networks special stockholders meeting next week. Once stockholder approval is obtained and a certificate of merger is filed with the Delaware Secretary of State, New Era of Networks will become a wholly-owned subsidiary of Sybase.

NEON stockholders are urged to read the information statement relating to the merger. NEON stockholders can obtain this document, as well as the Sybase and NEON documents that are incorporated by reference in the information statement, for free at the Securities and Exchange Commission's web site at http://www.sec.gov.

ABOUT SYBASE, INC.

Sybase provides enterprise-class software solutions that fuel e-business and enable access to information anytime, anyplace. With its industry-leading Enterprise Portal, mobile and wireless and vertical market solutions, Sybase is one of the largest global independent software companies in the world. For more information, visit the Sybase web site: www.sybase.com.

ABOUT NEW ERA OF NETWORKS, INC.

New Era of Networks enables e-business with a suite of products designed to overcome the inherent "language barriers" of a company's various applications, systems, platforms, and protocols. By allowing these disparate operations to share information and "talk" with one another - as well as the Internet - businesses can automate end-to-end processes seamlessly, profiting from Internet speed and increased volume. For more information on New Era of Networks, Inc., you may also visit the Sybase web site: www.sybase.com.


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FORWARD LOOKING STATEMENT: The information provided herein contains forward-looking statements regarding Sybase's proposed acquisition of New Era of Networks that involve risks and uncertainties, including statements regarding the timing of the transaction. Actual results may not be realized, or may vary materially from results that may be discussed in these forward-looking statements. Factors that may affect actual results include the risks inherent in completing the acquisition of New Era of Networks on a timely basis, if at all, and the other risks detailed from time to time in each company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, Sybase's report on Form 10-K for the fiscal year ended December 31, 2000 and its reports on Form 10-Q for its fiscal quarters ending March 31.

         ADDITIONAL INFORMATION: We urge investors and security holders to read the following documents, when they become available, because they will contain important information about Sybase, NEON, the proposed acquisition and related matters:

- New Era of Networks's Information Statement on Schedule 14C containing or incorporating by reference such documents and other information.

- Sybase's Registration Statement on Form S-4 containing or incorporating by reference such documents and other information.

         These documents and amendments to these documents will be filed with the U.S. Securities and Exchange Commission. In addition to these documents, Sybase and NEON file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by Sybase and NEON at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. Sybase's and NEON's filings with the SEC are also available to the public from commercial document-retrieval services and the Web site maintained by the SEC at http://www.sec.gov.

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